1	**Details of the person discharging managerial responsibilities/person closely associated**	
a)	Name	Carri Lockhart
2	**Reason for the notification**	
a)	Position/status	EVP
b)	Initial notification/Amendment	Initial notification
3	**Details of issuer**	
a)	Name	Equinor ASA
b)	LEI	OW6OFBNCKXC4US5C7523
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Derivative ISIN NO0010096985
b)	Nature of the transaction	Allocation of bonus shares in connection with the company's share savings plan
c)	Price(s) and volume(s)	
d)	Aggregated information — Aggregated volume — Price	Volume 725 Price USD 28.9170
e)	Date of the transaction	2022-01-24
f)	Place of the transaction	XNYS – New York Stock Exchange

Price(s) and volume(s):

Price(s)	Volume(s)
USD 28.9170	725